UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

MAINLAND RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

560613200
(CUSIP Number)

WESTROCK LAND CORPORATION
14001 North Dallas Parkway, Suite 1200
Dallas, Texas  75240
Telephone:  972-934-6502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the United States Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS. WESTROCK LAND CORPORATION (the “Reporting Person”). I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ Not applicable.
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instruction): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐Not applicable.
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 25,000,000 common shares of common stock.
	8	SHARED VOTING POWER: Nil.
	9	SOLE DISPOSITIVE POWER: 25,000,000 common shares of common stock.
	10	SHARED DISPOSITIVE POWER: Nil.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,000,000 common shares of common stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.6%.(*)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Notes:

(*)
Based on 33,096,950 common shares of the Issuer’s common stock issued and outstanding as of April 10, 2012.  Schedule 13D is being amended to reflect the accurate total issued and outstanding and thus percentage of ownership.

CUSIP No.  560613200

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the United States Securities Exchange Act of 1934, as amended (again, the “Act”).

ITEM 1.    SECURITY AND ISSUER

This statement relates to the voting common stock, $0.0001 par value, of Mainland Resources, Inc., a Nevada corporation (the “Issuer”).  The Issuer maintains its principal executive offices at 21 Waterway Avenue, Suite 300, The Woodlands, Texas  77380.

ITEM 2.    IDENTITY AND BACKGROUND

Name:

This statement is filed by Westrock Land Corporation (the “Reporting Person”).

Residence or Business Address:

The business address of the Reporting Person is 14001 North Dallas Parkway, Suite 1200, Dallas, Texas  75240.

Present Principal Business or Occupation:

The principal business of the Reporting Person is an oil and gas company.

Place of Organization or Citizenship:

Westrock Land Corporation is incorporated in the State of Texas.

Criminal Proceedings:

During the last five years, Westrock Land Corporation has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, Westrock Land Corporation has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 28, 2012, the Reporting Person entered into a Purchase and Sale Agreement with the Issuer, pursuant to which the Reporting Person sold certain property interests to the Issuer.  As consideration for such property interests, the Issuer issued 25,000,000 shares of common stock, at a deemed value of $6,250,000, to the Reporting Person on April 10, 2012.

ITEM 4.    PURPOSE OF TRANSACTION

The Reporting Person acquired the beneficial ownership of the securities of the Issuer as described above in Item 3 as consideration for the sale of certain properties to the Issuer as described above.

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Subject to all relevant securities law restrictions, Westrock Land Corporation may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that Westrock Land Corporation is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)
For the purposes of this statement, the Reporting Person is reporting herein that, as of April 10, 2012, they were the beneficial owners of 25,000,000 common shares of the Issuer’s common stock, representing approximately 75.6% of the Issuer’s issued and outstanding common stock.

(b)
For the purposes of this statement, the Reporting Person is reporting herein that, as of April 108, 2012, they had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 25,000,000 common shares of the Issuer’ common stock, representing approximately 75.6% of the Issuer’s common stock.

(c)
As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Issuer other than as disclosed herein.

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(d)
As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Issuer has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Issuer does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Issuer has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Issuer subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WESTROCK LAND CORPORATION

Dated: July 10, 2012.	By:	/s/ Gary Powers
Gary Powers, President